UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 11)

                           National Energy Group, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   635812 100
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                 General Counsel
                  Icahn Associates Corp. & affiliated companies
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4300
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  July 8, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


Item 1.  SECURITY AND ISSUER

This Schedule 13D filed with the U.S. Securities and Exchange Commission (the "SEC") on July 27, 1995 (the "Initial 13D"), by Reporting Persons with respect to the shares of Common Stock, $0.01 par value (the "Shares") of National Energy Group, Inc. (the "Issuer"), amended on July 22, 1996, August 9, 1996, September 4, 1996, June 17, 1997, December 11, 1997, December 4, 1998, December 13, 2000,
May 16, 2003, October 2, 2003 and February 1, 2005, is further amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the original Schedule 13D, as amended, previously filed by the Reporting Persons.

Item 4.  PURPOSE OF TRANSACTION

Item 4 of the Initial 13D, as amended, is hereby amended by the addition of the following:

On July 8, 2005, AREP sent the Board of Directors of the Issuer a proposal to acquire the balance of the outstanding Shares not owned by the Reporting Persons, a copy of which is filed herewith as Exhibit 1. There can be no assurance that AREP's proposal will proceed, whether a transaction will ultimately result, or as to the price or other terms upon which any such transaction may be completed.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS

1. Letter from AREP to the Issuer dated July 8, 2005.

                                   SIGNATURES

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 8, 2005

AREP OIL & GAS LLC
By: American Real Estate Holdings L.P., its sole member
By: American Property Investors, Inc., its general partner

By: /s/ Keith Meister
       Name: Keith Meister
       Title: Chief Executive Officer

AMERICAN REAL ESTATE HOLDINGS L.P.
By: American Property Investors, Inc., its general partner

By: /s/ Keith Meister
       Name: Keith Meister
       Title: Chief Executive Officer

AMERICAN PROPERTY INVESTORS, INC.

By: /s/ Keith Meister
       Name: Keith Meister
       Title: Chief Executive Officer

AMERICAN REAL ESTATE PARTNERS, L.P.
By: American Property Investors, Inc., its general partner

By: /s/ Keith Meister
       Name: Keith Meister
       Title: Chief Executive Officer

BECKTON CORP.

By: /s/ Edward E. Mattner
       Name: Edward E. Mattner
       Title: Authorized Signatory




/s/ Carl C. Icahn
CARL C. ICAHN



[Signature Page of 13D Amendment No. 11 with respect to National Energy Group, Inc.]